[MVP LETTERHEAD]





January 7, 1998

Board of Directors
Grafix Time Corp. d/b/a Carrera Golf
2901 Suffolk Court East, Suite 130
Fort Worth, Texas 76133

Dear Gentlemen:

     This letter embodies the terms of our agreement concerning an exempt private placement of the common stock of Grafix Time Corporation d/b/a Carrera Golf ("Carrera Golf" or the "Company"), to be purchased by Merlin Venture Partners ("MVP") and/or its financing partners, all as more fully set forth below and in the exhibits attached hereto and incorporated herein by reference. The stock purchase by MVP and the required restructuring of the Company, which will occur contemporaneously as set forth below, are referred to collectively as "the Funding." The Company and MVP are jointly referred to as the "parties" herein.

                          CURRENT STATUS OF THE COMPANY

     Carrera Golf is a New York corporation in good standing, publicly traded on the NASDAQ Electronic Bulletin Board under the symbol "CRRA." The Company has 16,026,886 shares of its common stock issued and outstanding. 12,000,000 of those shares are owned by Mr. Monte Ahuja ("Ahuja"), who is neither an officer nor a director of the Company. The Company has 50,000,000 common shares and 5,000,000 preferred shares authorized, with -0- shares of preferred stock issued and outstanding. The Company's fiscal year ends September 30. The Company is current in its reporting with the Securities and Exchange Commission (the "SEC").


                             OVERVIEW OF THE FUNDING

     It is the intent of the parties that the Funding be completed on or before February 28, 1998, subject to satisfaction of the contingencies set forth below. Carrera Golf will effect a 2:3 reverse split of all issued and outstanding common stock of the Company, resulting in 10,684,591 shares issued and outstanding, of which Ahuja will own 8,000,000. The Company will then redeem 7,000,000 shares of Ahuja's stock, prior to the investment of any funds into Carrera Golf by MVP. The foregoing restructuring by the Company will leave the Company with 3,684,591 shares of common stock issued and outstanding. Thereafter, MVP will purchase 7,000,000 shares of the Company's common stock in

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an exempt, private placement transaction,  for $7,000,000 ($1.00 per share). Mr.
Ervin Booker or his lawful designee(s) shall receive a transaction fee of $700,000 at closing. At the conclusion of the Funding, the Company will have 10,684,591 shares issued and outstanding, of which MVP will own 7,000,000, or
65.5 %. Concurrent with the Funding, all of the current Carrera Golf directors except Kent D. Krausman shall resign. A new Board of Directors will be named by MVP. Said Board of Directors shall include Ahuja.

                        USE OF PROCEEDS FROM THE FUNDING

     The Company will utilize the proceeds of the funding as follows:

            Pay Ahuja Redemption Note                        $ 2,000,000
            Pay Huntington Bank Note                           1,300,000
            Pay Transtar Note                                  1,000,000
            Transaction Fee                                      700,000
            Working Capital                                    2,000,000
                                                             -----------
            Total                                            $ 7,000,000

                          CONTINGENCIES TO THE FUNDING

         1. The parties shall exchange all requisite information, and the parties shall complete their due diligence reviews of each other. The parties shall execute confidentiality, non-disclosure, and non-circumvention agreements in form acceptable to the parties' respective counsels.

         2. Carrera Golf shall file a Report on Form 8-K concerning the signing of an agreement with MVP, and disclosing the terms of this agreement.

         3. The Company's Board of Directors shall approve a 2:3 reverse split of the Company's issued and outstanding common stock, subject to completion of the Funding. Ahuja, as majority shareholder, will approve this reverse split. This will leave 10,684,591 shares of common stock issued and outstanding, of which Ahuja will own 8,000,000.

         4. Ahuja and the Company shall enter into a Redemption Agreement, in form substantially similar to Exhibit A attached hereto and whose substance shall be approved by MVP's counsel. Said Redemption Agreement shall, among other things, obligate Ahuja to sell 7,000,000 of his Carrera Golf shares back to the Company on the closing date, for $ 2,000,000. This redemption of Ahuja's shares by the Company shall be contingent upon completion of the Funding. Upon completion of contingencies 1 and 2, and immediately prior to the private placement investment by MVP, there will be 3,684,591 shares of the Company's common stock issued and outstanding.

         5. MVP and the Company shall execute a stock purchase agreement, pursuant to which MVP shall purchase 7,000,000 shares of Carrera Golf common stock from the Company in an exempt private placement, for $ 7,000,000. The Company shall make all required filings with federal and state securities regulators concerning this private placement, to the satisfaction of MVP's counsel. Following this step of the Funding, there will be 10,684,591 shares of the Company's common stock issued and outstanding, of which MVP will own 7,000,000, or 65.5 %. Ahuja would own 1,000,000 shares, or 9.4%. The current public shareholders would own the remaining 2,684,591 shares, or 25.1%.

         6. All of the Company's directors, except Kent D. Krausman, shall resign, and MVP shall appoint a new Board of Directors for the Company, which shall include Ahuja.

                         FIRST RIGHT TO COMPLETE FUNDING

     By signing this letter agreement, Carrera Golf is granting MVP a first right to complete the Funding on or before February 28, 1998. MVP is committing to complete its due diligence of the Company as soon as practicable, and complete the Funding as set forth herein. The Company hereby grants MVP a first right to complete the Funding on the above terms, through February 28, 1998. In the event the Company decides to pursue any other funding proposal, the Company shall notify MVP in writing. MVP shall then have ten (10) business days from the date of receipt of the Company's notice to complete the Funding. If MVP is unable to complete the Funding within ten (10) business days of the Company's notice, the Company shall be free to pursue the other funding proposal, without any continuing obligation to MVP.

     I have enclosed two originals of this agreement. If the foregoing accurately reflects the terms of our agreement, please sign where indicated below, and return a fully executed original to me using the enclosed Federal Express Letter Pack.

Kindest regards,

/S/ ERVIN BOOKER
-------------------------------
Ervin Booker
Principal
Merlin Venture Partners

Agreed and accepted this 12th day of January, 1998:



GRAFIX TIME CORPORATION:


/S/ RAYMOND E. THEISS
---------------------------------
Raymond E. Theiss, Acting President